

16012026

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
409

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 53442 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Five 9 Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16400 Ventura Blvd., Suite 304
(No. and Street)

| Encino | CA | 91436 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Art Riatano 415-793-1864
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle, Nathan Talmadge
(Name – *if individual, state last, first, middle name*)

| 1800 Rivercrest, Ste. 720 | Sugar Land, TX | | 77478 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Arthur Riatano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Five 9 Securities, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

C.E.O./C.F.O.
Title

Notary Public


MICHAEL MATHEW VALENZUELA
Commission # 2018568
Notary Public - California
San Bernardino County
My Comm. Expires Apr 8, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Five 9 Securities, LLC

## Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

## Including Independent Auditor's Report Thereon

## For the Year-Ended December 31, 2015

# Contents

**Nathan T. Tuttle, CPA**

1800 Rivercrest, Suite 720
**Sugar Land, Texas 77478**

Phone: (713) 256-1084
**Fax: (832) 426-5786**

# INDEPENDENT AUDITOR'S REPORT

**To the Board of Directors of**
**Five 9 Securities, LLC**
**Encino, CA 91436**

**Report on the Consolidated Financial Statements**

I have audited the accompanying consolidated financial statements of Five 9 Securities, LLC (the "Company) which comprise the consolidated statements of financial condition as of [Year-End Date], and the related consolidated statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**

My responsibility is to express an opinion on these financial statements based on the audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for the audit opinion.

**Opinion**

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Five 9 Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Report on Supplementary Information**

The audit were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary contained in supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.



Houston, TX
February 27, 2016

Nathan T Tuttle, CPA

**Five 9 Securities, LLC**

**Financial Statements**

**Statement of Financial Condition**

**As of and for the Year-Ended December 31, 2015**

| | 2015 |
|---|---|
| **ASSETS** | |
| **Current assets** | |
| Cash | $ 373,831 |
| Prepaid Expenses | 4,879 |
| **Total Current Assets** | 378,710 |
| **Noncurrent assets** | |
| Software | 2,371 |
| **Total noncurrent assets** | 2,371 |
| **Other assets** | |
| Goodwill | 45,223 |
| **Total other assets** | 45,223 |
| **Total Assets** | 426,304 |
| **Liabilities and Members Equity** | |
| **Current liabilities** | |
| Accrued commissions | $213,302.89 |
| Accounts payable | $16,616.75 |
| Accrued expenses | $21,910.03 |
| **Total liabilities** | $251,829.67 |
| **Members Equity** | |
| **Member's Equity** | $174,474.06 |
| **Total Liabilities and Members Equity** | $426,303.73 |

The accompanying notes are an integral part of these financial statements.

**Five 9 Securities, LLC**

**Financial Statements**

**Statement of Operations**

**As of and for the Year-Ended December 31, 2015**

| | 2015 |
|---|---|
| **Revenues** | |
| Financial advisory fees | $ 30,000 |
| Success fees | 269,701 |
| Other revenue | 14,696 |
| **Total revenue** | 314,397 |
| | |
| Cost of revenues | 265,038 |
| **Gross profit** | 49,359 |
| | |
| **Operating expenses** | |
| Professional Services | 25,913 |
| Travel, Meal & Entertainment | 339 |
| Supplies | 1,532 |
| Information Technology | 17,041 |
| Telephone | 659 |
| Licenses & Fees | 11,110 |
| Depreciation | 333 |
| Bank Charges | 103 |
| **Total operating expenses** | 57,030 |
| | |
| **Net Income** | $ (7,671) |

The accompanying notes are an integral part of these financial statements.

**Five 9 Securities, LLC**
**Financial Statements**
**Statement of Cash Flows**
**As of and for the Year-Ended December 31, 2015**

| | 2015 |
|---|---|
| Net Income | ($7,671) |
| Adjustments to Reconcile Net Income to | |
| net cash provided by (used in) Operating activities: | |
| Prepaid expenses | (1,839) |
| Accounts payable | 14,918 |
| Accrued expenses | 231,108 |
| Net Cash provided by (used in) Operating Activities | 236,516 |
| Investing activities | |
| Computers, furniture and equipment | -1705 |
| Depreciation | 333 |
| Net Cash provided by (used in) Investing Activities | -1372 |
| Financing activities | |
| Contributions from Member | 108,000 |
| Net Cash Provided by Financing Activities | 100,000 |
| Net increase (decrease) in cash and equivalents | 343,144 |
| Cash and equivalents at beginning of period | 30,687 |
| Cash and equivalents at end of period | 373,831 |

The accompanying notes are an integral part of these financial statements.

**Five 9 Securities, LLC**

**Financial Statements**

**Statement of Changes in Ownership Equity**

**As of and for the Year-Ended December 31, 2015**

| | 2015 |
|---|---|
| Beginning Members' Equity | $ 28,922 |
| Net Income (Loss) | (7,671) |
| Goodwill | 45,223 |
| Paid in Capital | 108,000 |
| Ending Members' Equity | 174,474 |

The accompanying notes are an integral part of these financial statements.

NOTE 1 – General

Five 9 Securities, LLC (the "Company") is a Limited Liability Company formed in the State of Delaware in 2001 and is taxed as a sole proprietorship (See Note No. 3). On May 1, 2009, Blue Lake Partners, LLC filed a certificate of amendment with the State of Delaware to change the company name to Five 9 Securities, LLC. The Company operates as a provider of corporate advisory services. The Company offices are located in Londonderry, New Hampshire. Five 9 Holdings, LLC, a Delaware limited liability company, purchased 100% of the Membership interest in BLP Advisors on December 8, 2015, thereby acquiring Blue Lake Partners, LLC. The continuing membership application request pursuant to NASD Rule 1017 with regards to the change of ownership was granted February 9, 2016.

NOTE 2 – Summary of Significant Accounting Policies:

A. Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting. Under that basis, revenues are recognized when earned, and expenses are recognized when the obligation is incurred.

B. Estimates and Assumptions
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

C. Accounts Receivable
Accounts receivable are reported at net realizable value. Net realizable value is equal to the gross amount of accounts receivable less an estimated allowance for un-collectible accounts. Historically, the Company has not experienced material write-offs, and therefore, has not established an allowance account.

D. Depreciation
The Company's assets are recorded at historical cost and depreciated for book purposes over the following useful lives:

| | Years |
|---|---|
| Computer Equipment and Software | 3-5 |
| Furniture and Fixtures | 7 |

Depreciation expense for the 2015 year end was $333, which fully depreciated all furniture and equipment.

E. Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with maturity of three months of less to be cash equivalents. At December 31, 2015, the Company had no cash equivalents.

F. Advertising

The Company follows the policy of charging the costs of advertising to expense as they are incurred. Advertising expense was $0 for the year ended December 31, 2015.

NOTE 3 – Income Tax Matters

The Company is a Limited Liability Company (LLC), which operates as a proprietorship for federal and state income purposes. Since a proprietorship is not a federally taxable entity, no federal income tax

expense has been recorded in these financial statements. The Company, however, is still liable for state taxes.

The Company's evaluation on December 31, 2015 revealed no uncertain tax positions that would have a material effect on the financial statements. The Company's tax returns are subject to possible examination by the taxing authorities. For federal and state purposes the tax returns essentially remain open for possible examination for a period of three years after the respective filing deadlines of those returns.

NOTE 4 – Concentration of Credit Risk

Cash includes cash on hand and deposits held in commercial bank accounts. Cash in these accounts at times could exceed the insured limit set by the Federal Deposit Insurance Corporation ("FDIC"). The Company's management believes this risk is minimal.

NOTE 5 – Subsequent Events

Subsequent events have been evaluated through February 27, 2015, which is the date the financial statements were available to be issued, and no material events occurred that would require the Company to change its financial statements or these footnotes .

# Five 9 Securities, LLC
## Supplementary Schedules Pursuant to SEA Rule 17a-5
## Of the Securities and Exchange Act of 1934
**As of and for the Year-Ended December 31, 2015**

**Computation of Net Capital**

| | | | |
|---|---|---|---|
| Total Stockholder's Equity | | | $174,474 |
| Non-Allowable Assets | | | 52,473 |
| Total Securities Charges | | | - |
| Net Allowable Capital | | | $ 122,001 |

**Computation of Net Capital Requirement**

| | |
|---|---|
| Minimum Net Capital Required as a Percentage of Aggregate Indebtedness | $ 16,797 |
| Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer | $ 5,000 |
| Net Capital Requirement | $ 16,797 |
| Excess Net Capital | $ 105,204 |

**Computation of Aggregate Indebtedness**

| | |
|---|---|
| Total Aggregate Indebtedness | $251,830 |
| Percentage of Aggregate Indebtedness to Net Capital | 206.42% |

**Computation of Reconciliation of Net Capital**

| | | | |
|---|---|---|---|
| Net Capital Computed and Reported on Amended FOCUS IIA as of | December 31, 2015 | | $ 122,001 |
| Adjustments | | | |
| Increase (Decrease) in Equity | | - | |
| (Increase) Decrease in non-allowable assets | | - | |
| (Increase) Decrease in Securities Charges | | - | |
| Net Capital per Audit | | | $122,001 |
| Reconciled Difference | | | - |
| | | | |
| Net Capital Computed and Reported on Original FOCUS IIA filing as of | December 31, 2015 | | $ 139,001 |
| Adjustments | | | |
| Increase (Decrease) in Equity | | (17,000) | |
| (Increase) Decrease in non-allowable assets | | - | |
| (Increase) Decrease in Securities Charges | | - | |
| Net Capital Computed and Reported on Amended FOCUS IIA filing as of | | | $122,001 |
| Reconciled Difference | | | - |

**Five 9 Securities, LLC**
**Supplementary Schedules Pursuant to SEA Rule 17a-5**
**Of the Securities and Exchange Act of 1934**
As of and for the Year-Ended December 31, 2015

**Statement Related to Uniform Net Capital Rule**

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015 the Company had net capital of $24,884 which was $19,884 in excess of its required net capital of $5,000. The Company's net capital ratio was 23.3%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

**Statement Related to Exemptive Provision (Possession and Control)**

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(i)]; All customer transactions cleared through another broker-dealer on a fully disclosed basis.

**Statement Related to Material Inadequacies**

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

**Statement Related to SIPC Reconciliation**

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

# Five 9 Securities, LLC
## Supplementary Schedules Pursuant to SEA Rule 17a-5
## Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

**Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)**



Five 9 Securities, LLC
135 East 57th Street 24th Floor
New York, New York 10022
516-428-7034

Nathan Tuttle, CPA
1800 Rivercrest Dr., Ste. 720
Sugar Land, Texas 77478
Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Five 9 Securities, LLC,

1. Claims exemption 15c3-3(k)(2)(i) from 15c3-3;

2-We have met the identified exemption from January 1, 2015 through December 31, 20154, without exception, unless, noted in number 3, below;

3-We have no exceptions to report this fiscal year.

Regards,



Arthur E. Raitano
CEO/CFO
Five 9 Securities, LLC

**Nathan T. Tuttle, CPA**

1800 Rivercrest, Suite 720
**Sugar Land, Texas 77478**

Phone: (713) 256-1084
**Fax: (832) 426-5786**

## EXEMPTION REVIEW REPORT

February 27, 2016

Art Riatano
Five 9 Securities, LLC
16400 Ventura Blvd., Suite 304
Encino, CA 91436

Dear Art Raitano:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Five 9 Securities, LLC identified the provisions of 17 C.F.R. § 15c3-3(k) under which Five 9 Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3. Five 9 Securities, LLC stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. Five 9 Securities, LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Five 9 Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.



Houston, Texas
February 27, 2016